Exhibit 99.1

ADDENDUM TO THE

SECURITIES PURCHASE AGREEMENT DATED 31 DECEMBER 2025

This addendum (the “Addendum”) is made on __________________________2026

AMONGST:

(1)	WELLE ENVIRONMENTAL (LUX) S. A. R. I., a company established under the laws of Luxembourg whose registered office is at 19 Rue de Bitbourg, 1273 Luxembourg (the “Investor”);

(2)	PRIMECH HOLDINGS LTD., a company established under the laws of Singapore (company registration no 202042000N) with its registered office at 23 Ubi Crescent, Singapore 408579 (the “Company”)

(each a “Party” and collectively, the “Parties”).

WHEREAS:

(A)	The Parties entered into a securities purchase agreement dated 31 December 2025 (the “Securities Purchase Agreement”). In furtherance of the Securities Purchase Agreement, the Parties entered into a convertible promissory note dated 9 January 2026 (the “First Convertible Promissory Note”).

(B)	The Parties are desirous of amending the terms of the Securities Purchase Agreement based on the terms and conditions set forth in this Addendum.

(C)	On or around the date of this Addendum, the Parties are separately entering into an addendum to amend the terms of the First Convertible Promissory Note.

IT IS HEREBY AGREED as follows:

1.	Except as otherwise specifically provided herein, all capitalised terms used in this Addendum and not expressly defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.

2.	Clause 4.1.6 of the Securities Purchase Agreement shall be deleted in its entirety and in its place, the following new Clause 4.1.6 shall be inserted:

“4.1.6 While any Notes remain outstanding, the Company shall not: (a) enter into any equity line of credit or similar facility providing for periodic issuances of Ordinary Shares; (b) issue any convertible securities or debt instruments containing a conversion, exercise, or exchange price that is variable based on a discount to the trading price of the Ordinary Shares at the time of issuance or conversion, unless such securities contain a permanent “floor” or minimum conversion price equal to or greater than US$1.30 per share (subject to standard adjustments for stock splits, dividends, and similar recapitalizations); (c) agree to any structure specifically intended to circumvent the restriction in subsection (b) by achieving a net issuance price below US$1.30 per share through floating-rate mechanics; or (d) be involved in any equity financing pursuant to any transaction structure, where the net issuance price per share applicable to such equity financing is less than US$1.30 (subject to standard adjustments for stock splits, dividends, and similar recapitalizations), unless the Company grants the Investor the right to convert all or any portion of the unconverted outstanding balance of a Note issued hereunder into Conversion Shares at a conversion price equal to such lower net issuance price. Notwithstanding the foregoing, nothing in this Section or in this Agreement shall prohibit the Company in any way to: (i) complete one or more offerings of its equity or debt securities, including but not limited to convertible notes with fixed conversion price, utilizing the Company’s registration statements declared effective by the staff of the U.S. Securities and Exchange Commission and to pay compensation that is due and payable in connection with such offering under the Company’s placement agency engagement agreement in effect as of the date of this Agreement; or (ii) issue Ordinary Shares to Victory Concept Electronics Ltd and its affiliates (“Victory Concept”) with an aggregate value of up to US$1,000,000 based on the market price at the time of issuance;”

3.	Except to the extent expressly amended by the provisions of this Addendum, the terms and conditions of the Securities Purchase Agreement are hereby confirmed and shall remain in full force and effect. The Securities Purchase Agreement and this Addendum shall be read and construed as one document and this Addendum shall be considered to be part of the Securities Purchase Agreement and, without prejudice to the generality of the foregoing, where the context so allows, all references in the Securities Purchase Agreement to “this Agreement”, “hereof”, “herein”, “herewith”, “hereunder” and words of similar expression, shall be read and construed as references to the Securities Purchase Agreement as amended, modified or supplemented by this Addendum. If there is any inconsistency between the provisions of this Addendum and the Securities Purchase Agreement, the provisions of this Addendum shall (to the extent of such inconsistency) prevail.

4.	Waiver. The failure of any of the Parties hereto to at any time enforce any of the provisions of this Addendum shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Addendum or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Addendum. No waiver of any breach, non-compliance or non-fulfilment of any of the provisions of this Addendum shall be effective unless set out in a written instrument executed by the Party or Parties against whom or which enforcement of such waiver may be sought; and no waiver of any such breach, non-compliance or non-fulfilment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfilment.

5.	Entire agreement. The Securities Purchase Agreement, this Addendum and the other Transaction Documents (as may be amended from time to time) constitutes the entire agreement between the Parties about its subject matter and supersedes all previous agreements, understandings and negotiations on the subject matter.

6.	Counterparts. This Addendum may be executed by one or more Parties of this Addendum in any number of counterparts which together shall constitute one and the same Addendum. Any Party may enter into this Addendum by executing a counterpart and this Addendum shall not take effect until it has been executed by all Parties.

7.	Severability. If the whole or any part of a provision of this Addendum is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this document has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This Clause has no effect if the severance alters the basic nature of this Addendum or is contrary to public policy.

8.	Third-party rights. A person or entity who is not a party to this Addendum has no right under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of this Addendum.

9.	Governing law and dispute resolution. Clauses 12.1 (Arbitration of Claims), 12.2 (Governing Law; Venue) of the Securities Purchase Agreement shall apply to this Addendum.

IN WITNESS WHEREOF this Addendum has been executed by or on behalf of each of the Parties hereto on the date before written.

The Investor

Executed by

for and on behalf of
WELLE ENVIRONMENTAL (LUX) S. A. R. I.

The Company

Executed by

for and on behalf of
PRIMECH HOLDINGS LTD.

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